                              SOLICITING MATERIAL
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1997

                            SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934
                       [AMENDMENT NO...................]

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

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[ ] Preliminary Proxy Statement      [ ] Confidential, For Use of the Commission
                                         Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[X] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                                SHONEY'S, INC.
-------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                 RAYMOND D. SCHOENBAUM and BETTY J. SCHOENBAUM
-------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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

CONTACT:
-------

Stanley J. Kay, Jr.                      Joele Frank/Matthew Sherman
MacKenzie Partners, Inc.                 Abernathy MacGregor Group
(212) 929-5940                           (212) 371-5999


FOR IMMEDIATE RELEASE:
---------------------

                       SHONEY'S SHAREHOLDERS' COMMITTEE
             SENDS LETTER TO BOARD OF DIRECTORS OF SHONEY'S, INC.
                   REGARDING AMENDMENTS TO SHONEY'S BYLAWS.

        ATLANTA, GEORGIA (June 25, 1997) - Raymond D. Schoenbaum, on behalf of The Shoney's Shareholders' Committee, announced today that he has delivered a letter to the Board of Directors of Shoney's, Inc., in response to the Board's adoption of certain Bylaw amendments which appear designed to interfere with the Committee's efforts to call a special meeting of Shoney's shareholders.

        The Bylaw amendments, which were adopted after the Committee initiated its efforts to call a special meeting, purport to eliminate the right of Shoney's shareholders to set the date, time and place of a special meeting. In addition, the amendments purport to establish lengthy time frames relating to the call of a special meeting and the giving of notice of a special meeting, which would ostensibly permit the Board to substantially delay the date of a special meeting. The amendments also seek to permit the current officers and employees of Shoney's to serve as inspectors of election at the special meeting.

        In his letter, Mr. Schoenbaum indicates that the Committee is disappointed with the Board's apparent attempt to manipulate the corporate governance process through these Bylaw amendments and that the Committee is prepared to go to court to enforce their legitimate rights. Mr. Schoenbaum requests in the letter that the Board rescind these amendments and agree to his previously announced August 19 special meeting date. He further states in the letter, "Setting the date at this time will provide absolute clarity as the process moves forward and the two-month time period between now and August 19 will provide more than enough time for our shareholders to consider the relative merits of [the Committee's proposal to remove and replace Shoney's current Board]."

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The full text of the letter is as follows:

                                 June 25, 1997

Board of Directors of Shoney's, Inc.
1727 Elm Hill Pike
Nashville, Tennessee 37210

     Re:  Amendments to Shoney's Bylaws
          -----------------------------

Ladies and Gentlemen:

        We are disappointed to see that you have attempted to make changes to Shoney's Bylaws which purport to affect the rights of the shareholders of Shoney's to call a special meeting. We can only assume that these changes are designed to delay the special meeting and to entrench the current Board and management. This attempt to manipulate the corporate governance process for the benefit of the current Board and management is yet another indication that Shoney's needs new leadership. Shoney's is at a critical juncture, and the long-term viability of the Company is in danger. Rather than engage in the manipulation of the rules reflected in your decision to amend the Bylaws, we believe (and are surprised that you do not believe) that the appropriate course of action is to let the real owners of Shoney's decide as soon as possible the future direction of our Company. To the extent you delay this process, we will hold you fully accountable to the shareholders for any damages to our Company caused by this delay, including any continued deterioration in the business of Shoney's under current management.

        Our position is that these amendments do not have any effect on the action that we took one week earlier in reliance upon the then-existing Bylaws of the Company. For example, your revised Bylaws contain a provision purporting to require a shareholder seeking to call a special meeting to request that the Board fix a record date for purposes of determining the shareholders entitled to call the meeting. Under Section 48-17-102(b) of the Tennessee Business Corporation Act, a record date for the purpose of determining the shareholders entitled to call the meeting was set on June 16, 1997, the date on which I signed and delivered a call for a special meeting to the Company. We do not read your subsequent amendment to the Bylaws as seeking to affect this record date which was validly set prior to the amendment. Moreover, even if the amendment did purport to do so, it would not be valid since it would have the effect of retroactively invalidating a record date which already has been validly set.

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        We also were surprised by your attempt to seize from the shareholders of the Company their right under Shoney's Bylaws to set the date, time and place of the special meeting, especially since we had acted already in reliance upon the then-existing Bylaws. We believe the only possible purpose for such an action would be to entrench the current Board and management. Moreover, the lengthy time frames which you purport to establish in the Bylaws relating to special meetings, including the time frames for purposes of determining the record date for the call of a special meeting and giving notice of the special meeting, appear designed only to frustrate the ability of the shareholders to determine for themselves in a timely manner whether the current Board and management should be replaced. Finally, your amendment which seeks to permit the current officers and employees of the Company to serve as inspectors of election at the special meeting seems to us to be blatantly inappropriate in a contested situation.

        We will not allow the Board and the management of the Company to apply these amendments to the actions taken by us over the last week in connection with this matter, and if necessary, we are prepared to go to court to enforce our legitimate rights. Your stated purposes in adopting the Bylaw amendments were to clarify the special meeting process and to provide the Company's shareholders with the opportunity to fully consider the issues. If you are sincere in this regard, we request that you rescind these amendments and agree today to an August 19 special meeting date. Setting the date at this time will provide absolute clarity as the process moves forward and the two-month time period between now and August 19 will provide more than enough time for our shareholders to consider the relative merits of what is being proposed.

        To require us to engage in a court battle with the current Board and management to enforce our legitimate rights would not be in anyone's interest. Shoney's shareholders do not have the time or the patience for the type of manipulation reflected in your adoption of the Bylaw amendments. Shoney's is running out of time, and the shareholders must be permitted to take decisive action as soon as possible to ensure the long term survival of the Company for the benefit of all its constituencies. Please confirm to me that you are willing to hold a special meeting on August 19, 1997.

        In order for us to act promptly in protecting our legitimate rights and the rights of all of Shoney's shareholders, we ask that you respond to this letter by the close of business on Thursday, June 26, 1997.

                                        Sincerely,

                                        /s/ Raymond D. Schoenbaum
                                        Raymond D. Schoenbaum

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

     The Committee's members, Raymond D. Schoenbaum and Betty J. Schoenbaum, are respectively the son and wife of Alex Schoenbaum, who founded Shoney's in 1947 and served as its first Chairman. Raymond D. Schoenbaum has been actively involved in the restaurant industry since 1974, and he has extensive experience in the business, including substantial experience in the full service dining industry and in the quality fast food market. From 1974 to 1985, Raymond D. Schoenbaum successfully grew a Wendy's franchisee (Restaurants Systems, Inc.) to in excess of 30 stores which he sold to Wendy's in 1985 for approximately $40 million. Between 1985 and 1995 he developed and operated Ray's on the River and Rio Bravo, a successful chain of casual restaurants. In 1995, Raymond D. Schoenbaum sold Ray's on the River and Rio Bravo to Applebee's International Inc. for approximately $70 million, and became a director of Applebee's following the sale. In addition, Raymond D. Schoenbaum has been involved with the turnaround of companies in the restaurant and restaurant services industries, including Squirrel Companies, Inc., a manufacturer of restaurant point-of-source computer equipment, as the former chairman of the board, and Max & Erma's Restaurants, Inc., as a former member of the board and largest shareholder.

                                   #   #   #


                       INFORMATION REGARDING PARTICIPANTS
                           AND CERTAIN OTHER PERSONS

Raymond D. Schoenbaum has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. Betty J. Schoenbaum has her principal residential address at 5541 Gulf of Mexico Drive, Longboat Key, Florida 34228. Raymond D. Schoenbaum is a private investor. Betty J. Schoenbaum is not employed. As of the date hereof, Raymond D. Schoenbaum is deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) 508,061 shares of Common Stock of Shoney's, which constitutes approximately 1.0% of the outstanding shares of Common Stock (based on information provided by Shoney's in its quarterly report on Form 10-Q for the quarter ended February 16, 1997). As of the date hereof, Betty J. Schoenbaum is deemed to own beneficially 3,394,480 shares of Common Stock of Shoney's, which constitutes approximately 7.0% of the outstanding shares of Common Stock (based on information provided by Shoney's in its quarterly report on Form 10-Q for the quarter ended February 16, 1997). As of the date hereof, Raymond D. Schoenbaum and Betty J. Schoenbaum are deemed to own beneficially 3,866,791 shares of Common Stock of Shoney's, which constitutes approximately 8.0% of the outstanding shares of Common Stock (based on information provided by Shoney's in its quarterly report on Form 10-Q for the quarter ended February 16, 1997).

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

In connection with Montgomery Securities' engagement as financial advisor to the Shoney's Shareholders' Committee, the Committee anticipates that certain employees of Montgomery Securities may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in the solicitation. Montgomery Securities will not receive any fee for, or in connection with, such solicitation activities apart from the fees they are otherwise entitled to receive under their engagement. The principal business address of Montgomery Securities is 600 Montgomery Street, San Francisco, California 94111. In the ordinary course of its business, Montgomery Securities maintains customary arrangements and may effect transactions in the securities of the Company for the accounts of its customers. As a result of its engagement by the Shoney's Shareholders' Committee, Montgomery Securities restricted its proprietary trading in the securities of Shoney's as of June 16, 1997 (although it may still execute trades for customers on an unsolicited agency basis). As of June 12, 1997, Montgomery Securities did not beneficially own any Common Stock of Shoney's, and held of record 10,312 shares of Common Stock for customer accounts.

In addition, Howard E. Sachs, John S. Ellis and W. Douglas Benn, advisors to Raymond D. Schoenbaum, may assist in soliciting Agent Designations, although none of them nor the Shoney's Shareholders' Committee admits that any of them is a "participant", as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Exchange Act. Mr. Sachs has his principal business address at 1901 Powers Ferry Road, Suite 260, Atlanta, Georgia 30339. As of the date hereof, Mr. Sachs was the beneficial owner of 5,250 shares of Common Stock of Shoney's. Mr. Ellis has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. As of the date hereof, Mr. Ellis did not own beneficially or of record any shares of Common Stock. Mr. Benn has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. As of the date hereof, Mr. Benn did not own beneficially or of record any shares of Common Stock.

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